MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

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DAMIAN G. DIDDEN

IAN BOCZKO

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E-Mail: VGoldfeld@wlrk.com

July 13, 2022

Via EDGAR and Courier

Austin Wood

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc. Form 10-12B Correspondence Dated June 15, 2022 File No. 001-41322

Dear Mr. Wood and Ms. Long:

On behalf of our client, Bluerock Homes Trust, Inc. (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated July 8, 2022, regarding the Company’s correspondence dated June 15, 2022.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.

Correspondence dated June 15, 2022

General

1.	We note your response dated June 15, 2022, specifically, we note your determination that certain properties, a mezzanine loan, and certain preferred equity investments should have been included as a component of the predecessor. We further note that it appears the purpose of the spin-off transaction is to separate single-family residential real estate from multi-family residential real estate. Please address the following.

●	Please clarify for us the nature of the operating properties and the assets underlying the mezzanine loan and preferred equity investments (i.e. single-family residential or multi-family residential).

●	To the extent such properties and assets are not single-family residential properties, please clarify for us how you determined that the historical operations of these assets should be included in the predecessor. Specifically, please address why you believe these assets and operations are consistent with the business that you are succeeding to.

Response:

The Company respectfully informs the Staff that such operating properties (the “Relevant Operating Properties”) and assets underlying the mezzanine loan and preferred equity investments (the “Relevant Investments” and together with the Relevant Operating Properties, the “Relevant Assets”) are generally considered multifamily apartment communities.

Given the chronology of events, the Relevant Assets had a direct relationship in enabling the Company to pursue its single-family business and as a result the Company determined that it is the successor to the Relevant Assets and that the historical operations of the Relevant Assets should be included in the proposed predecessor. The Company’s management identified the Relevant Assets for disposition to generate cash for use in acquiring and investing in single-family assets as part of its 2021 business plan and executed on such plan over the course of 2021. The Relevant Assets were disposed between January 28 and July 7 of 2021 (other than two preferred investments which were redeemed on September 23, 2021 and December 14, 2021), generating cash proceeds of approximately $223 million. Meanwhile, the Company used the proceeds from these dispositions, as planned by the Company’s management, in furtherance of the acquisition of the Company’s single-family assets that were acquired between April 12 and December 29 of 2021, with all 16 of its portfolios of scattered home operating assets purchased after August 12, 2021, for an aggregate cash equity investment of approximately $277 million.

In addition, the Company believes that the Relevant Assets are consistent with the business to which it is succeeding based on a number of factors notwithstanding the identification of the Relevant Operating Properties and assets underlying the Relevant Investments as multifamily apartment communities. As a preliminary manner, the Company believes it is important to note that the purpose of the spin-off transaction is not strictly to separate single-family residential real estate from multifamily residential real estate, but instead—consistent with management's view that the single-family business is a natural extension of the multifamily business—to create a stand-alone public entity positioned to pursue a distinct business strategy focused primarily on single-family properties regardless of whether the initial assets were all single-family properties. As set forth in the Company’s registration statement on Form 10 (the “Registration Statement”) (including in the initial draft registration statement on Form 10 confidentially submitted to the Securities and Exchange Commission (“SEC”) on January 10, 2022), the Company will be an externally managed, publicly traded real estate investment trust that holds a portfolio of single-family properties, as well as “certain other assets,” which are collectively defined as the Bluerock Homes Business.

It is also important to note that the spin-off transaction is not a standalone transaction, but part of a broader and larger negotiated transaction with a third party, an affiliate of Blackstone Inc. (the “Blackstone Transaction”), which was entered into following a bidding process with other third parties. In fact, the removal of certain assets from Bluerock Residential Growth REIT, Inc. (“BRG”) into the Company in order to facilitate the Blackstone Transaction is another important purpose of the spin-off transaction. While the Company will primarily focus on the single-family business segment in its future business strategy, before entering into the Blackstone Transaction and before initially confidentially submitting the Registration Statement, it had already been contemplated that upon the completion of the spin-off, the Company would likely include non-single-family assets. Specifically, in the Blackstone Transaction it was negotiated that the Company’s assets would include an investment related to The Hartley at Blue Hill (formerly known as the Park at Chapel Hill), which BRG identifies as a multifamily investment in the BRG 10-K. If any of BRG’s other bidders had indicated that they did not want to acquire any of the multifamily properties, or if the bidders did not value the preferred investments highly enough (the separation of the properties and the preferred investments was one of the elements of the bidding process), such assets would have been allocated to the Company, as was the case with The Hartley at Blue Hill, as noted above. Further, if the Company’s management had not been able to effectively complete the sale of the Relevant Assets and reinvest those proceeds in single-family properties prior to the completion of the negotiation of the Blackstone Transaction, additional multifamily-related assets (including Relevant Assets) would have been included in the Company’s assets as part of the negotiation of the Blackstone Transaction, on the basis that the Company would need to have sufficient assets to operate as a standalone public entity and that those assets would have later been sold to generate proceeds to pursue the Company’s single-family strategy.

In addition, multifamily and single-family assets are very similar assets: all are residential real estate units which are rented to individual tenants. In particular, although the Company’s attached townhome properties (e.g. Navigator Villas, Yauger Park Villas, Wayford at Concord and Willow Park) are classified as single-family properties under the Company’s current methodology, given their underlying characteristics, it would be just as appropriate for the Company to have classified them as multifamily properties using a different methodology. As such, the label of a property as single-family or multifamily should not in and of itself be dispositive.

Given that the Company was intended to have investments which BRG classified as multifamily properties following the completion of the spin-off, the fact that several of the Company’s properties could have been classified as multifamily properties, and the fact that the Relevant Assets were specifically sold and the cash generated from their sale utilized for the acquisition of the Company’s current assets and growth and succession in the business, the Company believes that the Relevant Assets are consistent with the business to which it is succeeding.

In support of the Company’s position with respect to its determination to include the Relevant Assets in the proposed predecessor, the Company respectfully submits that SEC guidance on the determination of the predecessor indicates that companies may exercise judgment in making such a determination. The Company refers to Section 1170.1 of the Financial Reporting Manual (the “Manual”), which states: “The definition of ‘predecessor’ in Regulation C, Rule 405 is very broad,” and, further, contemplates the predecessor being a “group of entities.” A speech by the Staff at the 2015 AICPA National Conference1 outlined a number of factors for registrants to consider in determining the predecessor, including (but not limited to): (1) the order in which the entities are acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the historical and ongoing management structure.2 Moreover, other SEC guidance expressly contemplates that a spin-off company need not track the segments of its parent.3

1 See PwC, Business Combinations and Noncontrolling Interests (last updated Feb. 2022), https://viewpoint.pwc.com/dt/us/en/pwc/accounting_guides/business_combination/assets/pwcbuscombguide0222v2.pdf; The 2015 AICPA SEC and PCAOB Conference, BDO Knows: SEC (BDO USA, Chicago, I.L.), Jan. 2016, https://www.reit.com/sites/default/files/meetings/REITWise17/Accounting%20Committee/BDO%20Knows%20-%20The%202015%20AICPA%20SEC%20and%20PCAOB%20Conference.pdf.

2 The Staff has previously accepted registrants’ reliance on these factors in the context of determining the predecessor entity in the context of an acquisition of the spin-off company. See Letter from White & Case LLP to Amanda Kim, et al., Staff Acct., SEC (Mar. 31, 2021); Letter from David E. Shapiro to Tom Kluck, Legal Branch Chief, SEC (Jul. 22, 2016).

3 See Staff Legal Bulletin No. 4, Questions 8 and 9, which both contemplate the possibility that a spin-off company may not have substantially the same assets, business and operations as a segment of the parent company.

In considering the foregoing factors and the Company’s specific facts and circumstances, the Company respectfully submits that these principles support including the Relevant Assets in the proposed predecessor. First, with respect to the order in which the entities were acquired, as discussed above, the Relevant Assets were acquired prior to December 31, 2020, and all of the Relevant Operating Properties were disposed of prior to July 8, 2021 as part of a deliberate plan by management (with all but two of the Relevant Investments disposed during the same time frame), and shortly thereafter the proceeds of such dispositions were used to purchase the Company’s single-family assets (primarily in the second half of 2021). As such, including the Relevant Assets in the proposed predecessor is reasonable and logical from a chronological point of view. Second, with respect to the size of the entities, the Company respectfully submits that inclusion of the Relevant Assets results in the size and fair value of the proposed predecessor (approximately $490 million as of December 31, 2020) and the current size and fair value of the Company (approximately $540 million as of December 31, 2021) being significantly more consistent compared to omitting the Relevant Assets (which would cause the predecessor to have a size and fair value of approximately $117 million as of December 31, 2020). Third, the facts specific to BRG’s historical management structure support flexibility in management’s determination of the proposed predecessor since both single-family and multifamily properties were managed by the same management team and were not treated as distinct segments until the second half of 2021.

2.	Notwithstanding the above comment, we note your response dated June 15, 2022, specifically, you state that “A material contributing factor in the decision to effectuate the dispositions of these properties was to generate cash for use in acquiring and investing in single-family assets, and the net proceeds of these sales, repayments, and redemptions were utilized as a source of cash (i) reflected in the cash balance of the Company on its balance sheet as of December 31, 2021, or (ii) ultimately to invest in certain single-family assets reflected on the balance sheet as of December 31, 2021.” We further note the disclosures on pages 13 and 14 of Bluerock Residential Growth REIT’s Form 10-K filed March 11, 2022 which include lists of acquisitions and dispositions during 2021, we note these lists appear to include acquisitions and dispositions of assets that are not included in the proposed revised predecessor. Please address the following.

●	Please tell us how you determined that the certain 2021 dispositions by Bluerock Residential Growth REIT are being included in the proposed revised predecessor and certain dispositions are not being included in the proposed revised predecessor.

●	Please tell us how you determined that the proceeds from the dispositions you now include in the proposed revised predecessor were used to fund the acquisitions by the proposed revised predecessor, and not used to fund operations or other acquisitions by Bluerock Residential Growth REIT.

Response: Four 2021 dispositions by BRG are not included in the proposed predecessor: Belmont Crossing, Sierra Terrace, Sierra Village and The Reserve at Palmer Ranch. The preferred investments in Belmont Crossing, Sierra Terrace and Sierra Village were redeemed on December 29, 2021, after the merger agreement was entered into in connection with the Blackstone Transaction. Pursuant to the merger agreement, if these investments were not redeemed, they were specifically included in the assets to be acquired by Blackstone in the Blackstone Transaction. As such, they were not included in the proposed predecessor. The Reserve at Palmer Ranch is not included in the proposed predecessor because when it was sold, the proceeds of the sale were converted into a preferred equity investment in the property, as reflected in footnote 3 to the table on page 13 of the BRG 10-K, which preferred equity investment is included in the assets to be acquired by Blackstone in the Blackstone Transaction. As such, this asset likewise was not included in the proposed predecessor.

BRG completed only one acquisition of a multifamily operating property in 2021, the purchase of Windsor Falls, for a purchase price of approximately $49 million (composed of approximately $22 million of equity and approximately $27 million of debt) and made eight preferred investments related to multifamily properties for an aggregate amount of approximately $50 million.4 BRG accessed various financing sources during 2021 to provide capital to pay for the aforementioned multifamily investments and the liabilities related to such financings will remain with BRG following the completion of the spin-off of the Company. In addition, the use of the proceeds of the sale of the Relevant Assets to fund single-family property acquisitions is consistent with the timeline of the related transactions. Namely, the dispositions of the Relevant Assets which occurred on or after June 29, 2021 generated approximately $118 million of net proceeds; however, investments in multifamily properties on or after June 29, 2021 totaled only approximately $37 million, whereas investments in single-family properties in the same timeframe required equity of approximately $207 million. In addition, the amount of assets on the Company’s balance sheet as of December 31, 2020 (approximately $490 million as of December 31, 2020) is consistent with the amount of assets on the Company’s balance sheet as of December 31, 2021 (approximately $540 million as of December 31, 2021), supporting the fact that the proceeds from the sale of these assets were used to purchase the new properties that were part of the Company’s business at the end of 2021.

*      *      *      *      *      *

4 Excluding The Reserve at Palmer Ranch because the preferred investment was sourced by the sale of the fee simple ownership of The Reserve at Palmer Ranch.

If you have any questions concerning the above or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Michael Konig, Bluerock Residential Growth REIT, Inc.

Jason Emala, Bluerock Asset Management, LLC

Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz